1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 8, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC July 2014 Revenue Report

Hsinchu, Taiwan, R.O.C. – Aug 8, 2014 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for July 2014: On a consolidated basis, revenues for July 2014 were approximately NT$64.93 billion, a increase of 7.6 percent from June 2014 and an increase of 24.6 percent over July 2013. Revenues for January through July 2014 totaled NT$396.16 billion, an increase of 16.3 percent compared to the same period in 2013.

TSMC Revenue Report (Consolidated):

	(Unit: NT$ million)
Period	July 2014	June 2014	M-o-M Increase (Decrease) %	July 2013	Y-o-Y Increase (Decrease) %	January to July 2014	January to July 2013	Y-o-Y Increase (Decrease) %
Net Revenues	64,925	60,344	7.6	52,103	24.6	396,161	340,745	16.3

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho	Elizabeth Sun	Michael Kramer
Senior VP & CFO	Director	Principal Specialist
Tel: 886-3-505-4602	Corporate Communication	PR Department
	Division	Tel: 886-3-563-6688
	Tel: 886-3-568-2085	Ext. 7125031
	Mobile: 886-988-937999	Mobile: 886-988-931352
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

August 8, 2014

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2014.

1. Sales volume (in NT$ thousands)

Period	Items	2014	2013
July	Net sales	64,924,870	52,103,384
Jan.-July	Net sales	396,160,526	340,744,700

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	44,103,563	4,647,365

*	Borrowers include TSMC Solar and TSMC Solid State Lighting, which are both TSMC’s subsidiaries.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	224,443,411	44,974,500

*	The guarantee is provided to TSMC Global, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	20,687,528	41,574,935
	Mark to Market Profit/Loss	(109,658)	(59,256)
	Unrealized Profit/Loss	(148,284)	(59,256)
Expired Contracts	Notional Amount	217,406,632	112,361,030
	Realized Profit/Loss	134,131	419,346
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	3,918,673	—
	Mark to Market Profit/Loss	25,668	—
	Unrealized Profit/Loss	7,205	—
Expired Contracts	Notional Amount	18,795,919	—
	Realized Profit/Loss	(43,660)	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,587,201	2,518,357
	Mark to Market Profit/Loss	645	2,968
	Unrealized Profit/Loss	4,577	(1,097)
Expired Contracts	Notional Amount	6,984,327	12,610,582
	Realized Profit/Loss	(3,992)	9,821
Equity price linked product (Y/N)		N	N

•	TSMC Solid State Lighting

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	68,927	448,875
	Mark to Market Profit/Loss	91	922
	Unrealized Profit/Loss	328	1,481
Expired Contracts	Notional Amount	376,822	2,020,765
	Realized Profit/Loss	(238)	1,126
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	—
	Mark to Market Profit/Loss	—	—
	Unrealized Profit/Loss	—	—
Expired Contracts	Notional Amount	66,930	—
	Realized Profit/Loss	817	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	52,748,081	—
	Mark to Market Profit/Loss	(6,581,947)	—
	Unrealized Profit/Loss	(1,072,575)	—
Expired Contracts	Notional Amount	—	—
	Realized Profit/Loss	—	—
Equity price linked product (Y/N)		Y	—